U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                                                 Commission File
                                                                Number 000-24124
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[X]Form 10-K and Form 10-KSB   [ ]Form 11-K   [ ]Form 20-F
[ ]Form 10-Q and Form 10-QSB   [ ] Form N-SAR

            For Period Ended: DECEMBER 31, 1999
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:___________________

________________________________________________________________________________
            READ ATTACHED  INSTRUCTION  SHEET BEFORE PREPARING FORM.
            PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________
      If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:________________________

________________________________________________________________________________

________________________________________________________________________________

                         PART I--REGISTRANT INFORMATION
________________________________________________________________________________

      Full Name of Registrant:  Fresh America Corp.

      Former Name if Applicable: Not Applicable

                           6600 LBJ FREEWAY, SUITE 180
      __________________________________________________________________________
      Address of Principal Executive Office (STREET AND NUMBER)

                               DALLAS, TEXAS 75240
      __________________________________________________________________________
                            City, State and Zip Code

________________________________________________________________________________

                        PART II--RULES 12B-25(B) AND (C)
________________________________________________________________________________

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________

                               PART III--NARRATIVE
________________________________________________________________________________

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      On Friday, April 28, 2000, the Registrant closed an important and complex refinancing transaction with its subordinated lenders. The Registrant's management was required to devote substantial time and attention to this refinancing transaction. As a result of the refinancing transaction, the Registrant's management has not had sufficient time to complete the preparation of the Form 10-K/A, but will file same with the Commission shortly.
________________________________________________________________________________

                           PART IV--OTHER INFORMATION
________________________________________________________________________________


      (1) Name and telephone number of person to contact in regard to this notification

      JOHN GRAY                         (972)         774-0575
      ______________________________________________________________
       (Name)                        (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes   [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [  ] Yes   [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               FRESH AMERICA CORP.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 2, 2000            By: /s/ COLON WASHBURN
                                     Colon Washburn,
                                     Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.